UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Form 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May 2008
Commission File Number: 001-33036
Mindray Medical International Limited
Mindray Building, Keji 12th Road South,
Hi-tech Industrial Park, Nanshan,
Shenzhen 518057
People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
     Form 20-F   ☑                    Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes   ☐                    No   ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

On May 15, 2008, Mindray Medical International Limited ("Mindray"), an exempted company with limited liability under the Companies Law of the Cayman Islands, announced the closing of the acquisition of the assets of Datascope Corp. Attached to this Report on Form 6-K are the related press release, the asset purchase agreement and the loan agreement pursuant to which Mindray funded, in part, the acquisition.

SIGNATURE
EX-10.1 Asset Purchase Agreement by and between Datascope Corp. and Mindray Medical International Limited, dated as of March 10, 2008
EX-10.2 Loan Agreement by and among Mr Holdings (HK) Limited, Mr Investments (HK) Limited, Mindray Medical International Limited and Bank of China (HK) Limited, dated as of April 23, 2008
EX-99.1 Press Release

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mindray Medical International Limited
By:	/s/ Joyce I-Yin Hsu
Name:	Joyce I-Yin Hsu
Title:	Chief Financial Officer

Date: May 15, 2008

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